[Fluor Letterhead]

July 7, 2010

VIA EDGAR AND FAX

Mr. Rufus Decker

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Fluor Corporation
Form 10-K for the fiscal year ended December 31, 2009
Form 10-Q for the period ended March 31, 2010
Definitive Proxy Statement on Schedule 14A filed March 15, 2010
File No. 001-16129

Dear Mr. Decker:

The Staff provided a comment, by letter dated June 29, 2010 (the “Comment Letter”), on the Company’s Form 10-K for the fiscal year ended December 31, 2009.  The Company’s response is set forth below, immediately following the Staff’s comment.

A copy of this letter is being delivered to Lisa Haynes, the Staff Accountant identified in the Comment Letter.

Form 10-K For the Year Ended December 31, 2009

Consolidated Financial Statements

Note 4 — Retirement Benefits, page F-17

1.    We note your response to comment one from our letter dated June 10, 2010.  Your response clarifies that benefit obligations for your plans outside the United States are significant relative to your total benefit obligations for all plans as of December 31, 2009.  It also appears that there are some significant differences in trends between the U.S. and non-U.S. plans and that disaggregation of pension disclosures would provide investors with a more complete mix of information.  For example, we note that your U.S. pension plans are underfunded as of December 31, 2009 by $25.7 million while your non-U.S. pension plans are overfunded as of December 31, 2009 by $19 million.  Furthermore, it appears that the discount rate assumptions and expected long-term rates of return on assets assumptions are significantly different for your U.S. plans as compared to your non-U.S. plans.  For example, your response indicates that if the 2010 discount rate were reduced by 25 basis points, plan liabilities for the U.S. plans would increase by $8 million while your non-U.S. plans would be significantly more impacted by $25 million.  In light of all these factors, please revise your future interim and annual filings as appropriate to provide disaggregated pension plan footnote for your U.S. and non-U.S. plans as described in ASC 715-20-50-4.

Response:

We will revise our future interim and annual filings as appropriate to provide disaggregated pension plan information for our U.S. and non-U.S. plans as described in ASC 715-20-50-4.

*  *  * *

Please call me at (469) 398-7200 if you have any questions or require further information.

Sincerely,

/s/ D. Michael Steuert

D. Michael Steuert

cc:	Lisa Haynes, Securities and Exchange Commission
Alan L. Boeckmann, Fluor Corporation
Wendy A. Hallgren, Fluor Corporation
Carlos M. Hernandez, Fluor Corporation
Gary G. Smalley, Fluor Corporation
Billie I. Williamson, Ernst & Young LLP